UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 27, 2024
Vista Outdoor Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-36597		47-1016855
(State or other jurisdiction of incorporation or organization)	(Commission File Number)		(I.R.S. Employer Identification No.)

1 Vista Way	Anoka	MN	55303
(Address of Principal Executive Offices)			(Zip Code)
Registrant’s telephone number, including area code: (763) 433-1000
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01	VSTO	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.
First Amendment to Agreement and Plan of Merger
As previously announced, on October 15, 2023, Vista Outdoor Inc. (“Vista Outdoor” or “the Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc. (“Merger Sub Parent”), CSG Elevate III Inc., a wholly owned subsidiary of Merger Sub Parent (“Merger Sub”), and, solely for the purposes of specific provisions therein, CZECHOSLOVAK GROUP a.s. (“CSG”, together with Company, Revelyst, Merger Sub Parent and Merger Sub, the “Parties”), pursuant to which, on the terms and conditions set forth therein and in accordance with the Delaware General Corporation Law, Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Merger Sub Parent (the “Merger”).
Pursuant to a Separation Agreement entered into between Vista Outdoor and Revelyst simultaneously with the signing of the Merger Agreement, Vista Outdoor will effect a separation pursuant to which, among other things, the businesses and operations of the Outdoor Products reportable segment of Vista Outdoor (the “Revelyst Business”) will be separated from the other businesses and operations of Vista Outdoor (the “Sporting Products Business”) and transferred to Revelyst. Prior to the consummation of the Merger, (i) pursuant to a Subscription Agreement to be entered into between Merger Sub Parent and Vista Outdoor, Merger Sub Parent would contribute $1,910,000,000 (the “Base Purchase Price”), subject to purchase price adjustments for cash and net working capital, to Vista Outdoor in exchange for shares of common stock, par value $0.01 per share, of Vista Outdoor (the “Vista Outdoor Common Stock”) and (ii) immediately thereafter, Vista Outdoor will contribute the Base Purchase Price, subject to purchase price adjustments for cash, net working capital, debt, transaction expenses and taxes, and the businesses and operations of the Revelyst Business to Revelyst. Following the completion of the foregoing, the Merger will occur.

Following the closing of the Merger, Revelyst, holding only the Revelyst Business, will be an independent, publicly traded company, and Vista Outdoor, holding only the Sporting Products Business, will be a wholly owned subsidiary of CSG.
On the terms and subject to the conditions set forth in the Merger Agreement, each share of Vista Outdoor Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than (i) any such shares of Vista Outdoor Common Stock held by Vista Outdoor, its subsidiaries or Merger Sub Parent and (ii) any Appraisal Shares (as defined in the Merger Agreement)) would be converted into the right to receive (a) one fully paid and non-assessable share of common stock, par value $0.01 per share, of Revelyst and (b) $12.90 in cash (the “Cash Consideration”), in each case, per share of Vista Outdoor Common Stock. The Merger Agreement also provides that all Vista Outdoor RSUs (as defined in the Merger Agreement) held by Company employees will be canceled and cashed out as of the Effective Time.
On May 27, 2024, the Parties entered into the first amendment to the Merger Agreement (the “First Amendment”). The First Amendment:
1.increases the Base Purchase Price from $1,910,000,000 to $1,960,000,000;
2.increases the Cash Consideration from $12.90 to $16.00 in cash per share of Vista Outdoor Common Stock; and
3.provides that certain Vista Outdoor RSUs held by Company employees will be converted into restricted cash awards, subject to the same terms and conditions as the corresponding Vista Outdoor RSUs, including vesting terms, to the extent necessary to address adverse tax consequences to such employees and the Company under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended from time to time.
The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01.	Other Events.
On May 28, 2024, Vista Outdoor issued a press release announcing entry into the First Amendment. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.
(d)

Exhibit Number	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 27, 2024, by and among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s.
99.1	Press Release, dated May 28, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 28, 2024	VISTA OUTDOOR INC.

	By:	/s/ Jung Choi
		Name:	Jung Choi
		Title:	Co-General Counsel & Secretary